SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 19, 2007
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 19, 2007	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

December 17, 2007
SouthGobi Energy Resources discovers encouraging gold
and silver prospects in Java, Indonesia
Drilling to commence early in 2008
VANCOUVER, CANADA — Peter Meredith, CEO of SouthGobi Energy Resources Ltd. (SGQ: TSX-V) and Richard Gosse, Vice President Exploration, Metals Division, announced today that the company’s metallic mineral division has discovered an encouraging low sulphidation epithermal gold and silver system on its 90% owned project in Java, Indonesia. The exact location of the project is not being disclosed at present for competitive reasons.
The discovery is located within an 8-kilometre by 2-3 kilometre structural corridor where other occurrences of sinter, silica caps, high level epithermal veins and anomalous levels of gold and silver have been recently recognized.
An initial program of more than 70 trenches has identified numerous high level epithermal veins in an area that is 520 metres wide and 200 metres in length. The veins are open to the southwest and may extend beneath a silica cap and thick soil for an additional 500 metres. Trenching continues to uncover new veins.
SouthGobi plans an initial 3,000-metre diamond drill program which is scheduled to commence early in 2008.
SouthGobi and Ivanhoe Mines geologists believe that the nature of gold grades at surface of the exposed epithermal system are highly prospective in this geological environment.
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is SouthGobi Energy Resources’ largest shareholder, currently owning approximately 87% of the issued and outstanding shares.
SouthGobi Energy Resources has a 90% fully participating interest in the project through its 100% owned Indonesian subsidiary, PT AGC Indonesia.
Richard Gosse, Vice President Exploration, Metals Division, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.
About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region to supply a wide range of coal products and electricity to markets in Mongolia and China. The company is investigating the implementation of clean coal technologies in the development of a coal generating power plant to benefit all of its stakeholders.

The company’s metals division is focused on the exploration and development of its copper and gold projects in Mongolia and Indonesia.
Information contacts:
Information contacts:
Ivanhoe Mines: Bill Trenaman +1-604-688-5755
SouthGobi Energy: Steven Feldman: +1 604 681-6799.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the geological potential of the exposed epithermal system, the company’s exploration plans as well as plans to develop and supply various coal products and electrical energy to markets in Mongolia and China, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although SouthGobi Energy Resources believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” in SouthGobi Energy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2007, which is available at www.sedar.com.